Exhibit 10(kk)

RETENTION AGREEMENT

RETENTION AGREEMENT (this “Agreement”) dated as of February 29, 2004 by and between MATERIAL SCIENCES CORPORATION, a Delaware corporation, and its subsidiaries (collectively, the “Company”), and John M. Klepper (“Employee”) (capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in Section 9 hereof).

W I T N E S S E T H:

WHEREAS, Employee is employed by the Company or one of its subsidiaries;

WHEREAS, the Board of Directors of the Company has determined that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of key personnel; and

WHEREAS, as an inducement for and in consideration of Employee remaining in its employ and in partial consideration of Employee’s agreement to terminate his supplemental employee retirement benefits and certain long term incentive awards and stock options, the Company agrees that Employee shall receive the retention, severance and other benefits set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound, hereby agree as follows:

1. Effective Date; Term. This Agreement, and all rights and obligations of the parties hereunder, shall commence and become effective on the date hereof. The rights and obligations of the parties under Section 3 of this Agreement shall expire on June 30, 2005 unless Employee’s employment with the Company has terminated before June 30, 2005 or the Sale Process Completion Date occurs before June 30, 2005; provided that the Board of Directors may elect to extend the expiration date in its sole and absolute discretion.

2. Retention of Employee.

(a) Retention Period Compensation. The Company hereby agrees to continue to employ Employee, and Employee hereby agrees to remain employed by the Company, as Vice President, Human Resources until the Sale Process Completion Date; provided that the Company shall have the right to terminate Employee at any time with or without Cause and Employee shall have the right to terminate his employment at any time with or without Good Reason. During this period, Employee shall be entitled to the following compensation and benefits:

(i) Employee shall receive a base salary of $155,900 per annum or as such amount is increased by the Compensation Committee of the Board of Directors of the Company in its sole and absolute discretion on or about March 1, 2004 (the “Base Salary”), payable by the Company in regular installments in accordance with the

Company’s general payroll practices (in effect from time to time), until either (A) February 28, 2005, or (B) if the Sale Process Completion Date occurs prior to February 28, 2005, the one year anniversary of the Sale Process Completion Date, at which time Employee’s Base Salary may be adjusted, in the sole discretion of the Compensation Committee of the Board of Directors of the Company or Successor, to be competitive with comparable positions at companies of similar size in the Company’s or Successor’s industry.

(ii) If Employee is employed by the Company or a Successor on November 30th of any given year during this period, then Employee shall be eligible to receive a cash bonus under the Company’s EVA Plan. If Employee’s employment terminates after November 30th of a given year but prior to February 28th of the immediately following year, then the bonus shall be pro-rated based on the portion of the fiscal year in which Employee was employed by the Company or a Successor.

(iii) Employee shall participate in all Company-sponsored employee benefit programs and receive all fringe benefits for which employees of his level are eligible, including, without limitation, incentive, savings, welfare benefit, reimbursement and retirement plans; provided that (A) Employee shall not be entitled to a car allowance and (B) Employee will forfeit the benefits described in Sections 2(b) (other than his right to receive the payment described therein) and 4(e)(ii) below.

(b) Termination of Supplemental Employee Retirement Plan. The Company shall pay to Employee, in full and complete satisfaction of the Company’s obligations under that certain Supplemental Pension Plan Agreement dated November 15, 2001 between the Company and Employee, an amount equal to $50,000 (less any withholding taxes) on May 31, 2004 or, if earlier, the date of termination of employment for any reason.

(c) Retention Bonus. The Company shall pay to Employee an amount equal to $135,099 on the earlier of (i) May 31, 2005, if Employee is employed by the Company or a Successor on such date, (ii) the second business day following the Company’s (or a Successor’s) termination of Employee without Cause or the death or Disability of Employee or (iii) the second business day following the Employee’s termination of his employment with a Successor for Good Reason (but Employee shall not be entitled to such amount in the event he terminates his employment with the Company for Good Reason).

3. Compensation Upon Termination of Employment.

(a) Death. If Employee’s employment by the Company is terminated as a result of the occurrence of Employee’s death, the Company shall pay to Employee’s estate vacation pay (for earned but unused vacation) and the compensation and other benefits expressly provided under Section 2 through the Termination Date, as well as any death benefits available under any Company plan or policy.

(b) Disability and Termination with or without Good Reason. If Employee’s employment by the Company is terminated by the Company as a result of the occurrence of Employee’s Disability or Employee terminates his employment with the Company with or without Good Reason, the Company shall pay to Employee vacation pay (for earned but unused vacation) and the compensation and other benefits expressly provided under Section 2 (other than under Section 2(c) if Employee terminates his employment with the Company with or without Good Reason) through the Termination Date, as well as any disability benefits available under any Company plan or policy in the case of Disability.

(c) Termination without Cause or for Good Reason.

(i) If Employee’s employment with the Company is terminated by the Company without Cause, the Company shall pay to Employee, in lieu of the Company’s then current severance policy, (x) on the Termination Date, any vacation pay (for earned but unused vacation) and the compensation and other benefits expressly provided under Section 2 through the Termination Date and (y) a severance payment (the “Severance Payment”) consisting of the following:

(A) a lump sum cash payment equal to the (x) sum of .750 multiplied by the Employee’s Base Salary and (y) a bonus equal to $55,000; and

(B) a payment equal to six months of Employee’s Base Salary, payable semi-monthly, commencing on the Termination Date; provided however that if Employee’s termination occurs within 18 months after the Sale Process Completion Date, Employee shall receive the amounts described in this Section 3(c)(i)(B) as a lump sum cash payment on the Termination Date.

Notwithstanding the foregoing, if a Successor (with the approval of the Company) offers Employee a Comparable Position and Employee declines such offer, then Employee shall not be entitled to a Severance Payment pursuant to this Section 3(c).

(ii) If Employee’s employment with a Successor is terminated by the Successor without Cause or Employee terminates his employment with the Successor for Good Reason, in each case at anytime during the eighteen month period following the Sale Process Completion Date, the Successor shall pay to Employee (x) on the Termination Date, any vacation pay (for earned but unused vacation) and the compensation and other benefits expressly provided under Section 2 through the Termination Date and (y) the Severance Payment.

(iii) In addition to the compensation paid pursuant to Sections 3(c)(i) or (ii) above, (x) the Company (or Successor), at its expense, shall continue to provide Employee with all employee benefits (including welfare benefit programs) and fringe benefits specified in Section 2(a)(iii) for 15 months following the Termination Date (or substantially comparable benefits); provided that the Company (or Successor) shall not be required to make DC pension contributions on behalf of Employee, and (y) except as set forth in Section 4(e), all vested stock options, shares of restricted stock and other stock or stock based awards granted by the Company to Employee shall remain exercisable by Employee subject to the terms and conditions of any plans which such grants or awards were made under.

(d) Notice of Termination. Any purported termination of Employee’s employment by the Company or by Employee shall be communicated to the other party hereto by a written notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated.

(e) No Mitigation. Employee shall not be required to mitigate the amount of any payment provided for in this Section 3 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 3 be reduced by any compensation earned by Employee as the result of employment by another employer or Successor, by retirement benefits, by offset against any amount claimed to be owed by Employee to the Company or otherwise.

4. Additional Understandings.

(a) Employee’s Insurance Policy. If applicable and immediately after the Termination Date, Employee agrees to be solely responsible for the payment of the premiums under his long-term care/life insurance policy.

(b) Company Property. Employee shall return and relinquish all rights to all Company owned or leased property (including without limitation his Company-issued cellular telephone) on the Termination Date.

(c) Transition Services. In the event Employee is terminated by the Company (other than for Cause, Disability or death), or Employee terminates his employment for Good Reason, the Company shall provide (i) outplacement services at an executive level through one or more outside firms up to an aggregate cost of $20,000 and in accordance with the Company’s past practice, with such services to extend until the earlier of (x) 15 months following the termination of Employee’s employment or (y) the date Employee secures full time employment and (ii) Employee access to the Company’s voicemail and electronic mail systems, with such access continuing for sixty (60) days following the Termination Date.

(d) Directors’ and Officers’ Insurance. Prior to the Sale Process Completion Date, the Company shall maintain a directors’ and officers’ liability insurance policy (with coverage for the Employee) consistent with past practice. Employee shall be entitled to tail coverage under such policy (to apply following the Sale Process Completion Date) on the same terms applicable to members of the Board of Directors of the Company.

(e) Long-Term Incentives.

(i) Upon the earlier of November 30, 2004 or the Sale Process Completion Date, the unvested portion of the long-term incentive award and the related cash award granted to Employee on December 18, 2001 shall automatically vest.

(ii) Employee expressly agrees and acknowledges, effective as of the date hereof, that Employee forfeits all right, title and interest to (i) the long-term incentive award granted to Employee on March 1, 2003 pursuant to the 2003 Long-Term Incentive Stock Award Program, and (ii) options to purchase 4,465 shares of Common Stock at $10 per share which were originally scheduled to vest on February 28, 2005.

(f) Indemnification Agreement. Employee expressly acknowledges and agrees that, notwithstanding any provision or statement to the contrary contained in this Agreement, the Indemnification Agreement between the Company and Employee dated March 1, 2002 shall remain in full force and effect and continue to be binding upon Employee and the Company in accordance with its terms.

(g) Change in Control and Technology Agreements. Employee and the Company expressly acknowledge and agree that, effective as of the date hereof, the Change of Control Agreement entered into between the Company and Employee dated November 15, 2001 and the Technology Agreement between the Company and the Employee dated February 14, 2000 shall become null and void and have no further force or effect.

(h) Retirement Accounts. The Company shall take all necessary actions to cause the Employee’s defined contribution plan account balance and 401(k) plan account balance to be distributed or transferred in accordance with the Employee’s instructions as expeditiously as possible following termination pursuant to the Company’s then current practice and applicable law.

(i) Excise Tax Gross-Up.

(i) In the event that Employee becomes entitled to the payments and benefits provided under Section 3 above and/or any other payments or benefits in connection with a change in control or termination of Employee’s employment with the Company (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any person whose actions result in a change in control or any person affiliated with the Company or such person) (collectively, the “Payments”), and if any of the Payments will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code, then (A) if the aggregate amount of the Payments is equal to or greater than 330% of the “base amount” as defined in Section 280G(b)(3) of the Code, then the Company shall pay to Employee, at least 30 days prior to the time payment of any such Excise Tax is due, an additional amount (the “Gross-Up Payment”) such that the net amount retained by Employee, after deduction of any Excise Tax and any federal and state and local income tax imposed on the Gross-Up Payment, shall be equal to the Excise Tax imposed on the Payments; and (B) if the aggregate amount of the Payments is less than 330% of the “base amount,” then the aggregate present value of the payments made pursuant to the terms of this Agreement alone without taking into account payments made pursuant to any other agreements between the Company and Employee shall be reduced so that the Payment equals 299.99% of the “base amount” (it being understood that in no event shall the amount of the payment made pursuant to the terms of this Agreement be less than $0).

(ii) For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of such Excise Tax, (A) the Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(l) of the Code shall be treated as subject to the Excise Tax, unless, in the opinion of tax counsel selected by the Company’s independent auditors and reasonably acceptable to Employee, the Payments (in whole or in part) do not constitute parachute payments or excess parachute payments or are otherwise not subject to the Excise Tax, (B) the amount of the Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (y) the total amount of the Payments or (z) the amount of excess parachute payments within the meaning of Section 280G(b)(l) (after applying clause (A) above), and (C) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company’s independent auditors in accordance with the principles of Section 280G(d)(3) and (4) of the Code.

(iii) For purposes of determining the amount of the Gross-Up Payment, Employee shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence on the Termination Date, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(iv) In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Employee’s employment, Employee shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by Employee if such repayment results in a reduction in Excise Tax and/or a federal and state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of Employee’s employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined.

(j) Company Successors. The Company will require either (1) any acquiror of the Company as a whole or (2) any acquiror of the coated metal business unit and/or the laminates and composites business unit which directly or indirectly becomes the employer of Employee (in each case through merger, consolidation, asset purchase, stock purchase or otherwise) (a “Successor”) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement shall be a breach of this Agreement and shall entitle Employee to compensation from the Company in the same amount and on the same terms as Employee would be entitled to hereunder if Employee terminated Employee’s employment by the Company for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Termination Date. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor which assumes and agrees to perform this Agreement by operation of law, or otherwise.

5. Confidential Information and Ownership of Property.

(a) Confidential Information. Employee agrees to use all Confidential Information solely in connection with the performance of services for or on behalf of the Company. Employee shall not, during the term of this Agreement, or at any time after the termination of this Agreement, in any manner, either directly or indirectly, (i) disseminate, disclose, use or communicate any Confidential Information to any person or entity, regardless of whether such Confidential Information is considered to be confidential by third parties, or (ii) otherwise directly or indirectly misuse any Confidential Information; provided, however, that (y) none of the provisions of this Section shall apply to disclosures made for valid business purposes of the Company or (z) that Employee shall not be obligated to treat as confidential any Confidential Information that (I) was publicly known at the time of disclosure to Employee; (II) becomes publicly known or available thereafter other than by means in violation of this Agreement or any other duty owed to the Company or any of its Affiliates by any person or entity; or (III) is lawfully disclosed to Employee by a third party. Notwithstanding the foregoing, Employee shall be permitted to disclose Confidential Information to the extent required to enforce Employee’s rights hereunder in any litigation arising under, or pertaining to, this Agreement provided that Employee shall give prior written notice to the Company of any such disclosure so that the Company may have an opportunity to protect the confidentiality of such Confidential Information in such litigation.

(b) Ownership of Property. Employee agrees that all works of authorship developed, authored, written, created or contributed to during the term of his employment for the benefit of the Company, whether solely or jointly with others, shall be considered works-made-for-hire. Employee agrees that such works shall be the sole and exclusive property of the Company (or its appropriate Affiliate) and that all right, title and interest therein or thereto, including all intellectual property rights existing or obtained in connection therewith, shall likewise be the sole and exclusive property of the Company (or its appropriate Affiliate). Employee agrees further that, in the event that any work is not considered to be work-made-for-hire by operation of law, Employee will immediately, and without further compensation, assign all of Employee’s right, title and interest therein to the Company (or its designated Affiliate), its successors and assigns. At the request and expense of the Company, Employee agrees to perform in a timely manner such further acts as may be necessary or desirable to transfer, defend or perfect the Company’s ownership of such work and all rights incident thereto.

6. Covenant Not to Compete. Employee covenants and agrees that Employee shall not anywhere in North America (including, without limitation, the United States, Canada and Mexico), during the term of Employee’s employment by the Company or any Affiliate thereof and for the Non-Compete Period, directly or indirectly own an interest in, operate, join, control, advise, work for, consult to, have a financial interest which provides any control of, or participate in any corporation, partnership, proprietorship, firm, association, person, or other entity producing, designing, providing, soliciting orders for, selling, distributing, consulting to, or marketing or re-marketing products, goods, equipment, or services competitive with or in substantially the same line of business as the Company or any Affiliate thereof, or any part thereof, as of the commencement of the Non-Compete Period. This covenant does not prohibit the mere ownership of less than three percent (3%) of the outstanding stock of any publicly-traded corporation as long as Employee is not otherwise in violation of this Agreement.

7. Covenant Against Solicitation of Employees. During the term of Employee’s employment by the Company and for the Non-Compete Period, Employee shall not employ employees or agents or former employees or agents of the Company or its Affiliates or, directly or indirectly, solicit or otherwise encourage the employment of employees or agents or former employees or agents of the Company or its Affiliates; provided, however, that this restriction shall not apply to former employees or agents (y) who, as of the date of termination of Employee’s employment by the Company, have not worked for any of the Company or its Affiliates during the twelve preceding months or (z) whose employment by the Company or any Affiliate thereof was terminated by the Company.

8. Remedies.

(a) Employee Acknowledgements. Employee acknowledges (i) that the covenants contained in Sections 5, 6 and 7, including, without limitation, the time and geographic limits (collectively, the “Restrictive Covenants”), are reasonable and appropriate and that Employee will not any claim to the contrary in any action brought by the Company or its Affiliates to enforce any of such provisions and (ii) that should Employee violate any of the Restrictive Covenants, it will be difficult to determine the resulting damages to the Company and its Affiliates and, in addition to any other remedies the Company and its Affiliates may have, (A) the Company and its Affiliates shall be entitled to temporary injunctive relief without being required to post a bond and permanent injunctive relief without the necessity of proving actual damage; and (B) the Company shall have the right to offset against its obligation to make any payments to Employee under this Agreement or otherwise to the extent of any money damages incurred or suffered by the Company and its Affiliates. The Company may elect to seek one or more of these remedies at its sole discretion on a case by case basis. Failure to seek any or all remedies in one case shall not restrict the Company from seeking any remedies in another situation. Such action by the Company shall not constitute a waiver of any of its rights.

(b) Intent. It is the parties’ intent that each of the Restrictive Covenants be read and interpreted with every reasonable inference given to its enforceability. However, it is also the parties’ intent that if any term, provision or condition of the Restrictive Covenants is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions thereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Finally, it is also the parties’ intent that if a court should determine any of the Restrictive Covenants are unenforceable because of over-breadth, then the court shall modify said covenant so as to make it reasonable and enforceable under the prevailing circumstances.

(c) Tolling. In the event of any breach by Employee of any Restrictive Covenant, the running of the period of restriction shall be automatically tolled and suspended for the duration of such breach, and shall automatically recommence when such breach is remedied in order that the Company shall receive the full benefit of Employee’s compliance with each of the Restrictive Covenants.

(d) Independent Enforcement. Employee agrees that the Restrictive Covenants shall be enforced independently of any other obligations between the Company, on the one hand, and Employee, on the other, and that the existence of any other claim or defense shall not affect the enforceability of the Restrictive Covenants or the remedies provided herein. The Restrictive Covenants shall be in addition to and shall not replace any other restrictive covenant agreement that Employee may currently have (or hereafter enter into) with the Company or any of its Affiliates.

(e) Survival. The provisions of this Section 8 shall survive the termination of this Agreement.

9. Certain Defined Terms. For purposes of this Agreement the following terms and phrases shall have the following meanings:

“Affiliate” means any person or entity who or which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified person or entity (the term “control” for these purposes meaning the ability, whether by ownership of shares or other equity interests, by contract or otherwise, to elect a majority of the directors of a corporation, to act as or select the managing or general partner of a partnership, or otherwise to select, or have the power to remove and then select, a majority of those persons exercising governing authority over an entity).

“Cause”, with respect to the termination of Employee’s employment by the Company, means (i) the willful and continued refusal by Employee to perform a lawful and reasonable order, direction or instruction of the Board of Directors within a reasonable period of time after a written demand for substantial performance is delivered to Employee by the Board of Directors which demand specifically identifies the manner in which the Board believes that Employee has not substantially performed such an order, direction or instruction; or (ii) the willful misconduct by Employee in the performance of Employee’s duties to the Company or the willful engaging by Employee in conduct which, in either case, is illegal or materially injurious to the Company. For purposes of this definition, no act, or failure to act, on Employee’s part shall be deemed “willful” unless done, or omitted to be done, by Employee not in good faith and without reasonable belief that Employee’s action or omission was in the best interest of the Company. In addition, notwithstanding the foregoing, Employee’s employment by the Company shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Employee a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board of Directors at a meeting of the Board of Directors called and held for such purpose (after reasonable notice to Employee and an opportunity for Employee, together with counsel, to be heard before the Board of Directors), finding that in the good faith opinion of the Board of Directors, Employee was guilty of conduct set forth above in clauses (i) or (ii) of the first sentence of this definition and specifying the particulars thereof in detail.

“Code” means the Internal Revenue Code of 1986, as amended.

“Comparable Position” means a position with a Successor that is not more than seventy-five miles from Employee’s present office location and has (i) responsibilities substantially similar to those in existence for Employee with the Company immediately prior to such Successor’s offer of employment and (ii) for the first 12 months of employment with the Successor, salary at least equal and bonus opportunity and benefits comparable to those in existence for Employee with the Company immediately prior to such Successor’s offer of employment and thereafter on terms competitive with comparable positions at companies of similar size in the Successor’s industry.

“Confidential Information” means all software, trade secrets, work products created by Employee for the Company or any of its Affiliates, know-how, ideas, techniques, theories, discoveries, formulas, plans, charts, designs, drawings, lists of current or prospective clients, business plans and proposals, current or prospective business opportunities, financial records, research and development, marketing strategies and programs and reports and other proprietary information created or obtained by Employee for the benefit of the Company or any of its Affiliates during the course of employment by the Company.

“Disability” means the inability of Employee to perform substantially all Employee’s duties and responsibilities to the Company by reason of a physical or mental illness or infirmity for either (i) a continuous period of six months or (ii) 180 days during any consecutive twelve-month period.

“Employment Period” means the date commencing on the Effective Date and terminating on the Termination Date.

“EVA Plan” means the annual variable compensation plan adopted by the Company’s Compensation Committee of the Board of Directors, as the same may be amended, modified, supplemented or restated from time to time (including any successor thereto or replacement therefor).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Good Reason” means the occurrence, without the express written consent of Employee, of any one of the following events, unless such circumstances are fully corrected prior to the Termination Date specified in the applicable notice of termination delivered pursuant to Section 2(b):

(i) the assignment to Employee of any duties significantly inconsistent with Employee’s position and status with the Company or a substantial adverse alteration in the nature or status of Employee’s employment responsibilities from those in existence on the date hereof;

(ii) the relocation of Employee’s office or job location to a location not within seventy-five miles of Employee’s present office or job location, except for required travel on the Company’s business to an extent substantially consistent with Employee’s present business travel obligations;

(iii) the failure by the Company to pay to Employee any portion of the compensation required hereunder, within ten business days of the date such compensation is due;

(iv) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 4(m) hereof; or

(v) any purported termination of Employee’s employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(d).

“Non-Compete Period” means the period commencing on the date upon which Employee ceases to be employed by the Company or any Affiliate thereof and terminating 18 months later.

“Sale Process Completion Date” means the closing of the sale of the following business units, either individually or through a sale of the Company as a whole: the coated metal business unit (including the Elk Grove Village, Middletown and Morrisville facilities) and the laminates and composites business unit.

“Successor” has the meaning set forth in Section 4(j).

“Termination Date” means

(i) if Employee’s employment is terminated for Death, the date of Employee’s death;

(ii) if Employee’s employment is terminated for Disability, 30 days after Notice of Termination is given (provided that Employee shall not have returned to the full-time performance of Employee’s duties during such 30 day period); and

(iii) if Employee’s employment is terminated for any other reason (other than death or Disability), the date specified in the Notice of Termination (which, in the case of a termination for Cause shall not be less than 30 days, and in the case of a termination for Good Reason shall not be less than 15 nor more than 60 days, respectively, from the date such Notice of Termination is given);

provided; however, that if prior to the Termination Date (as determined without regard to this provision), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Termination Date shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided; further, however, that the Termination Date shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. During the pendency of any such dispute, the Company will continue to pay Employee’s full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, Base Salary) and continue Employee as a participant in all compensation, benefit and insurance plans in which

Employee was participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this definition. Amounts paid under this paragraph are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

10. Miscellaneous.

(a) Amendment. This Agreement may be amended, modified or supplemented but only in writing signed by each of the parties hereto.

(b) Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

(c) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS.

(d) Forum Selection and Consent to Jurisdiction. EACH OF THE COMPANY AND EMPLOYEE AGREE THAT ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT BETWEEN OR AMONG SUCH PARTIES, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF ILLINOIS LOCATED IN COOK COUNTY, ILLINOIS, OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS. EACH OF THE COMPANY AND EMPLOYEE HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF ILLINOIS LOCATED IN COOK COUNTY, ILLINOIS, OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS. EACH OF THE COMPANY AND EMPLOYEE HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) Interpretation. The headings preceding the text of Articles and Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. References to employment by the Company in this Agreement shall also refer to employment by one of the Company’s subsidiaries if applicable.

(g) Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No assignment of any rights or obligations shall be made by any party without the written consent of each other party.

(h) No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, to the extent provided herein, their respective affiliates, directors, officers, employees, agents, heirs, executors, administrators and legal representatives, and no provision of this Agreement shall be deemed to confer upon other third parties any remedy, claim, liability, reimbursement, cause of action or other right.

(i) Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

(j) Remedies Cumulative. The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise.

(k) Entire Understanding. Except as provided in Section 4(e), this Agreement, together with attached exhibits, sets forth the entire agreement and understanding of the parties hereto with respect to the matters set forth herein and supersedes any and all prior agreements, arrangements and understandings among the parties.

(l) Conflicts With Existing Agreements. In the event that any term or provision of this Agreement conflicts with or differs from any term or provision of other existing agreement, understanding or plan between the Company and Employee or to which Employee is a participant, such term or provision of this Agreement shall govern for all purposes and respects.

(m) Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

(n) General Release. As a condition of receipt of any payments under Section 3, Employee shall be required to sign a general release proposed by and provided by the Company in the form attached as Exhibit A hereto and to abide by the provisions of such general release.

(o) Attorneys’ Fees and Other Costs. In the event a dispute arises between the parties hereto and suit is instituted, the prevailing party or parties in such litigation shall be entitled to recover reasonable attorneys’ fees and other costs and expenses from the non-prevailing party or parties, whether incurred at the trial level or in any appellate proceeding. Unless prohibited by Section 13(k) of the Exchange Act (or the rules or regulations promulgated thereunder) or Employee otherwise elects, expenses incurred by Employee in connection with any dispute described in this Section will be paid by the Company in advance of the final disposition of such dispute within 20 days after presentation by Employee of written documentation therefor reasonably satisfactory to the Company if Employee furnishes the Company a written undertaking to repay any amounts advanced if it is ultimately determined that Employee is not entitled to attorneys’ fees and other costs pursuant to this Section (which written undertaking will provide that the Company shall be entitled to collect its attorneys’ fees and other out-of-pocket costs incurred in connection with the enforcement of such undertaking).

(p) Notices. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to (i) the Company at 2200 East Pratt Boulevard, Elk Grove Village, Illinois 60007-5995 and (ii) Employee at                     , provided that all notices to the Company shall be directed to the attention of the Board of Directors, with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change in address shall be effective only upon receipt.

(q) Employee Representations. EMPLOYEE REPRESENTS AND AGREES THAT: (A) HE HAS READ THIS AGREEMENT CAREFULLY; (B) HE UNDERSTANDS ALL OF ITS TERMS AND KNOWS THAT HE IS GIVING UP IMPORTANT RIGHTS; (C) HE VOLUNTARILY CONSENTS TO EVERYTHING IN IT; (D) HE HAS BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND HE HAS DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION HE HAS CHOSEN NOT TO DO SO ON HIS OWN VOLITION; AND (E) HE HAS SIGNED THIS AGREEMENT KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE HIM WITH RESPECT TO IT.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

THE COMPANY:

MATERIAL SCIENCES CORPORATION, a Delaware corporation

By:	/s/ Michael J. Callahan
Name:	Michael J. Callahan
Title:	President and Chief Executive Officer

EMPLOYEE:

/s/ John M. Klepper
Name:	John M. Klepper

Acknowledged and Agreed:

Material Sciences Corporation, a Delaware corporation

By:	/s/ Ronald L. Stewart
Name:	Ronald L. Stewart
Title:	President and Chief Executive Officer

EXHIBIT A

FORM OF GENERAL RELEASE

Dear [employee]:

This letter will confirm the agreement between you and Material Sciences Corporation (including its subsidiaries, the “Company”) as follows:

1. Separation from the Company.

By signing this letter agreement you acknowledge that the termination of your employment with the Company will be effective on              (the “Termination Date”). As of the Termination Date, you will cease to be an employee of the Company, and you will no longer be required to fulfill any of the duties and responsibilities associated with your position.

2. Severance Payment.

You acknowledge and agree that the severance payments paid or granted to you pursuant to that certain Retention and Change in Control Agreement, dated February 17, 2004, by and between you and the Company (“Retention Agreement”), represents consideration for signing this Release and is not salary, wages or benefits to which you were already entitled. Such payments shall not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or any of its affiliates.

3. Release by You.

(a)	You (for yourself, your heirs, assigns or executors) release and forever discharge the Company, any of its affiliates, and its and their directors, officers, agents and employees from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees, liabilities of whatever kind or nature in law or equity, by statute or otherwise whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, through the date this letter agreement becomes effective and enforceable, (“Claims”) of any kind, which relate in any way to your employment with the Company or the termination of that employment, except those arising out of the performance of this letter agreement and your rights under the Retention Agreement. Such released claims include, without in any way limiting the generality of the foregoing language, any and all claims arising under (i) any exception to the employment-at-will doctrine, including any common law theory sounding in tort, contract or public policy, (ii) the provisions of the Fair Labor Standards Act, as amended, or any state or local wage and hour law or ordinance, (iii) the National Labor Relations Act, as amended, or the Employee Retirement Income Security Act of 1974, as amended, and (iv) Title VII of the Civil Rights

Act of 1964, as amended, the Civil Rights Act of 1991, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, as amended, or the Illinois Human Rights Act.

(b)	In signing this Release you acknowledge that you intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. You expressly consent that this letter agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. You acknowledge and agree that this waiver is an essential and material term of this letter agreement and without such waiver the Company would not have made the Severance Payments described in paragraph 2. You further agree that in the event you bring your own Claim in which you seek damages against the Company, or in the event you seek to recover against the Company in any Claim brought by a governmental agency on your behalf, this release shall serve as a complete defense to such Claims.

(c)	By signing this letter agreement, you acknowledge that you:

(1)	have been given twenty-one days after receipt of this letter agreement within which to consider it;

(2)	have carefully read and fully understand all of the provisions of this letter agreement;

(3)	knowingly and voluntarily agree to all of the terms set forth in this letter agreement;

(4)	knowingly and voluntarily agree to be legally bound by this letter agreement;

(5)	have been advised and encouraged in writing (via this agreement) to consult with an attorney prior to signing this letter agreement;

(6)	understand that this letter agreement, including the Release, shall not become effective and enforceable until the eighth day following execution of this letter agreement, and that at any time prior to the effective day you can revoke this letter agreement.

4. Additional Agreement.

You also agree not to disparage the Company, or its past and present investors, officers, directors or employees and to keep all confidential and proprietary information about the past or present business affairs of the Company confidential unless a prior written release from the Company is obtained or disclosure is permitted under the terms of the Retention Agreement.

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5. No Admissions.

This letter agreement shall not be construed as an admission of any wrongdoing either by the Company, its affiliates, or its and their directors, officers, agents and employees.

6. Governing Law.

This letter agreement shall be interpreted in accordance with the laws of the State of Illinois. Whenever possible, each provision of this letter agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting the remainder of such provision or any of the remaining provisions of this letter agreement.

Please indicate your agreement by signing this letter and returning it to us on or before             .

Very truly yours,

MATERIAL SCIENCES CORPORATION

By:
Its:

AGREED TO AND ACCEPTED BY:

Dated:

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